

07004320

TEDSTATES
EXCHANGECOMMISSION
;ton, D.C. 20549

BD 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 N. Northsight Blvd, Suite 229
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luther Lynn Shelby (314) 348-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luther Lynn Shelby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trend Trader, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public

"OFFICIAL SEAL"
MATTHEW J. HARTZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES DECEMBER 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREND TRADER, LLC

CONTENTS

TREND TRADER, LLC

REPORT PURSUANT TO RULE 17a-5(d) AND CFTC REGULATION 1.10(g)

YEAR ENDED DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
185
SECTION



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Trend Trader, LLC

We have audited the accompanying statement of financial condition of Trend Trader, LLC as of December 31, 2006, and the related statements of operations, changes in member's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2007

TREND TRADER, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	23,922
Deposit with clearing broker		25,409
Commissions receivable		30,788
Related party receivable (Note 4)		9,468
Prepaid expenses		8,697
Other assets		56,265
	$	**154,549**

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accounts payable	$	13,992
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 5)		275,000
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
MEMBER'S DEFICIT (Note 2)		(134,443)
	$	**154,549**

The accompanying notes are an integral part of this statement.

TREND TRADER, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions (Note 4)	$	655,710
EXPENSES:		
Clearing costs		203,006
Salaries, benefits and payroll taxes		193,150
General and administrative		81,088
Occupancy costs		67,332
Marketing and advertising		36,480
Regulatory, compliance and registration fees		15,362
Other costs		3,538
Total expenses		599,956
NET INCOME	**$**	**55,754**

The accompanying notes are an integral part of this statement.

TREND TRADER, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT
YEAR ENDED DECEMBER 31, 2006

BALANCE, December 31, 2005	$	(250,197)
Capital contributions		60,000
Net income		55,754
BALANCE, December 31, 2006	**$**	**(134,443)**

The accompanying notes are an integral part of this statement.

TREND TRADER, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

BALANCE, December 31, 2005	$	275,000
Accrued interest		25,208
Payments of accrued interest		(25,208)
BALANCE, December 31, 2006	**$**	**275,000**

The accompanying notes are an integral part of this statement.

TREND TRADER, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 55,754
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	4,500
Loss on disposal of fixed assets	11,594
Decrease in deposit with clearing broker	24,801
Increase in commission receivables	(10,537)
Decrease in securities owned	17,617
Decrease in related party receivable	6,191
Increase in other assets	(46,937)
Increase in prepaid expenses	(1,268)
Decrease in accounts payable	(107,564)
Net cash used in operating activities	(45,849)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments on capital leases	(2,933)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	60,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,218
CASH AND CASH EQUIVALENTS, beginning of year	12,704
CASH AND CASH EQUIVALENTS, end of year	**$ 23,922**
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	**$ 25,254**

The accompanying notes are an integral part of this statement.

TREND TRADER, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Trend Trader, LLC (the "Company") was duly organized under the laws of the state of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. ("NASD") to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele in the United States.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements.

TREND TRADER, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.16 of the Commodity Exchange Act. At December 31, 2006, the Company had net capital and net capital requirements of $66,127 and $45,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.21 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Company leases office space under a noncancellable operating lease expiring November 1, 2009.

At December 31, 2006, aggregate minimum future rental commitments under this lease with initial or remaining terms in excess of one year are approximately as follows:

Year	Amount
2007	$ 42,448
2008	44,025
2009	37,782
Total minimum lease payments	$ 124,255

Total rental expense of $34,917, including the noncancellable lease referred to above, was charged to operations during the year ended December 31, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with a registered investment company ("RIC") which is owned by the sole member of the Company. The Company receives normal fees charged for the execution of purchases and sales of securities from a mutual fund which has an investment advisory contract with the RIC. For the year ended December 31, 2006, the Company received approximately $278,000 as commission income from the mutual fund.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2006, the liabilities subordinated to claims of general creditors shown on the accompanying statement of financial condition represents amounts owed to individuals under one subordinated loan agreement. The notes bear interest at 10% and is due on December 31, 2007. The note is approved by the National Association of Securities Dealers, Inc. as a subordinated loan, and thus is available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

During the year ended December 31, 2006, the Company recorded interest expense in relation to the aforementioned note in the amount of $25,208.

Subsequent to year end, on January 10, 2007, this subordinated note was converted to member's equity.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. It is a retail brokerage house and deals primarily in equity securities that it buys and sells on behalf of its customers on a fully disclosed basis and for itself in its own trading activities.

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, prepaid expenses, amounts due from the clearing broker, other assets, payables and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

TREND TRADER, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1 AND 1.17 OF THE CFTC INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2006

CREDIT:		
Member's deficit	$	(134,443)
Liabilities subordinated to claims of general creditors		275,000
Total credits		140,557
DEBITS:		
Nonallowable assets:		
Related party receivable		9,468
Prepaid expenses		8,697
Other assets		56,265
Total debits		74,430
NET CAPITAL		66,127
Minimum requirements of 6-2/3% of aggregate indebtedness of $13,992 or $45,000, whichever is greater		45,000
Excess net capital	**$**	**21,127**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	**$**	**13,992**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.21 to 1**

See Independent Auditors' Report.

TREND TRADER, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1 AND 1.17 OF THE CFTC INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	77,715
Adjustments:		
Increase in nonallowable assets		(5,851)
Increase in expenses		(5,738)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**66,126**

See Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

The Members of
Trend Trader, LLC

In planning and performing our audit of the financial statements and supplementary information of Trend Trader, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Trend Trader, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company that we consider relative to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Trend Trader, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

In addition, our review indicated that Trend Trader, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Members, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2007

END